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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Azurix Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  05501M 10 4
                    ----------------------------------------
                                 (CUSIP Number)


                                 June 15, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 05501M 10 4              13G                         Page 2 of 6 pages

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1. Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (Entities Only)
      ATLANTIC WATER TRUST

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

--------------------------------------------------------------------------------
3. SEC Use Only

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4. Citizenship or Place of Organization
      DELAWARE

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 Number of Shares                  5. Sole Voting Power
Beneficially Owned
 by Each Reporting                 ---------------------------------------------
   Person With:                    6. Shared Voting Power
                                         78,536,532*
                                   ---------------------------------------------
                                   7. Sole Dispositive Power

                                   ---------------------------------------------
                                   8. Shared Dispositive Power
                                      78,536,532*
--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person
      78,536,532*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

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11. Percent of Class Represented by Amount in Row (9)
      67.0%
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12. Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

* See response to Item 4.




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CUSIP No. 05501M 10 4              13G                         Page 3 of 6 pages

                                  SCHEDULE 13G

          This Schedule 13G is filed on behalf of Atlantic Water Trust.

ITEM 1(a). Name of Issuer:

           AZURIX CORP.

ITEM 1(b). Address of Issuer's Principal Executive Offices:

           333 CLAY STREET
           HOUSTON, TEXAS 77002

ITEM 2(a). Name of Person Filing:

           ATLANTIC WATER TRUST

ITEM 2(b). Address of Principal Business Office or, if none, Residence:

           C/O WILMINGTON TRUST COMPANY
           RODNEY SQUARE NORTH
           1100 NORTH MARKET STREET
           WILMINGTON, DELAWARE 19890

ITEM 2(c). Citizenship:

           DELAWARE

ITEM 2(d). Title of Class of Securities:

           COMMON STOCK, PAR VALUE $.01 PER SHARE

ITEM 2(e). CUSIP Number:

           05501M 10 4

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
           (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                   78c);
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);


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CUSIP No. 05501M 10 4              13G                         Page 4 of 6 pages


           (e) [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

           Atlantic Water Trust, a Delaware business trust, owns 78,536,532 shares of the Common Stock of Azurix Corp. Each of Enron Corp., an Oregon corporation, and Marlin Water Trust, a Delaware business trust, has a 50% voting interest in Atlantic Water Trust, and each may be deemed to beneficially own all of the Azurix shares owned by Atlantic Water Trust because of certain shared voting and dispositive powers.

           (a) Amount beneficially owned: 78,536,532

           (b) Percent of class: 67.0%

           (c) Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote:
               (ii)  Shared power to vote or to direct the vote: 78,536,532
               (iii) Sole power to dispose or to direct the disposition of:
               (iv)  Shared power to dispose or to direct the disposition of:
                     78,536,532

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Please read "Principal and Selling Stockholders--Atlantic Water Trust" included in Azurix Corp.'s Registration Statement on Form S-1 (No. 333-74379), as amended, filed in connection with Azurix's initial public offering and declared effective on June 9, 1999, which is incorporated by reference into this Schedule 13G, for information relating to the right of Enron Corp. and Marlin Water Trust to receive dividends from, or proceeds from the sale of, Azurix's Common Stock.




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CUSIP No. 05501M 10 4              13G                         Page 5 of 6 pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATIONS.

           Not applicable.




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CUSIP No. 05501M 10 4              13G                         Page 6 of 6 pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 14, 2000
                                -----------------
                                  (Date)


                                ATLANTIC WATER TRUST

                                By:  WILMINGTON TRUST COMPANY, not in its
                                     individual capacity, but solely as trustee,


                                By: /s/ ANN E. ROBERTS
                                ------------------------------------------------
                                    (Signature)

                                        Ann E. Roberts
                                        Assistant Vice President
                                ------------------------------------------------
                                    (Name and Title)